Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD. (the Company)

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

NASDAQ Share code: GRIN

CUSIP: Y28895103

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

RESULTS OF EXTRAORDINARY GENERAL MEETING

Shareholders are hereby advised that, at the extraordinary general meeting of shareholders of the Company held Thursday, 6 September 2018, the proposed ordinary resolution, as set out in the notice of extraordinary general meeting circulated to shareholders dated Friday, 17 August 2018, was passed by the requisite majority of shareholders voting in person or by proxy.

Each ordinary share carries one vote. Details of the results of voting at the extraordinary general meeting are as follows:

Ordinary shares:

• Total number of issued ordinary shares: 19,063,833

• Total number of issued ordinary shares which were present / represented at the extraordinary general meeting: 11,516,106 being 60.41% of the total ordinary shares.

Ordinary Resolution: Approval of Share Repurchase Mandate

For	Against	Abstentions	Shares represented
11,371,922	142,275	1,909	11,516,106
98.75%	1.24%	0.02%

Note: The percentage indicated above for each choice (namely votes for, against and abstention) is calculated in relation to the total number of shares present / represented (whether in person or by proxy) at the extraordinary general meeting.

By order of the Board

7 September 2018

Sponsor: Grindrod Bank Limited